UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 1O-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                           MASS MEGAWATTS POWER, INC.
    -----------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

            MASSACHUSETTS                              04-3402789
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    (State or other jurisdiction of        (I.R.S. EMPLOYER Identification  No.)
     incorporation or organization)

            11  MAPLE  AVENUE
            SHREWSBURY,  MA                              01545
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 (Address of principal executive offices)             (ZIP CODE)

Issuer's  telephone  number  (508)751-5432
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Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act.

     Title  of  each  class            Name of each exchange on which registered
           none                                        none
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-------------------------------------  -----------------------------------------


Securities  to  be  registered  pursuant  to  Section  12(g) of the Act.

                           Common Stock, no par value
--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)

                              Mass Megawatts, Inc.

                                   FORM 10-SB

                                Table of Contents


                                                                            Page

                                     PART I

Item 1.  Description of Business . . . . . . . . . . . . . . . . . . . . . . . 1

Item 2.  Management's Discussion and Analysis or
         Plan of Operation . . . . . . . . . . . . . . . . . . . . . . . . . .11

Item 3.  Description of Property . . . . . . . . . . . . . . . . . . . . . . .14

Item 4.  Security Ownership of Certain Beneficial
         Owners and Management . . . . . . . . . . . . . . . . . . . . . . .  15

Item 5.  Directors, Executive Officers, Promoters
         and Control Persons . . . . . . . . . . . . . . . . . . . . . . . .  15

Item 6.  Executive Compensation. . . . . . . . . . . . . . . . . . . . . . .  21

Item 7.  Certain Relationships and Related Transactions . . . . . . . . . . . 21

Item 8.  Description of Securities . . . . . . . . . . . . . . . . . . . . . .21

                                    PART II

Item 1.  Market Price of and Dividends on Registrant's
         Common Equity and Other Shareholder Matters . . . . . . . . . . . . .22

Item 2.  Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . .22

Item 3.  Changes in and Disagreements with Accountants . . . . . . . . . . . .22

Item 4.  Recent Sales of Unregistered Securities . . . . . . . . . . . . . . .22

Item 5.  Indemnification of Directors and Officers . . . . . . . . . . . . . .22

                                    Part F/S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-1

                                    PART III

Item 1.  Index to Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . S-1

Item 2. Description of Exhibits. . . . . . . . . . . . . . . . . . . . . . . S-1

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . S-2

CAUTIONARY  STATEMENT


This Registration Statement may contain forward-looking statements that involve risks and uncertainties, including but not limited to the Company's ability to produce a cost- effective wind energy conversion device. Among the important factors that could cause actual events to differ materially from those indicated by forward-looking statements in this registration statement are the failure of the Company to achieve or maintain necessary zoning approvals with respect to the location of its MAT power developments; to successfully produce the MAT on time and remaining competitive; the inability of the Company to sell its current turbines offered for sale or any future sale, if needed, to finance the marketing and sales of its electricity; general economic conditions; as well as those risk factors detailed in the periodic reports filed by the company.

ITEM  1.  DESCRIPTION  OF  BUSINESS

Business  Development

     Mass Megawatts Power Inc., a Massachusetts Corporation, (" Mass Megawatts" or the "Company") is in the business of producing wind turbines and selling wind generated Electricity. The Company was organized under the laws of the Commonwealth of Massachusetts on May 27,1997. Mass Megawatts Power, Inc. changed its name from Mass Megawatts, Inc. on January 2, 2001.

     There has been no bankruptcy, receivership or proceeding in the Company's history. No event occurred involving material reclassification, merger, consolidation, or significant amount of assets purchased or sold not pertaining to the ordinary course of business. Mass Megawatts has not recorded any significant revenue since its inception and there is substantial doubt about the going concern status of the company without additional funding.

COMPANY  SUMMARY

Mass Megawatts will build and operate wind energy power plants and will sell the electricity to the electric power exchange. The company's technology will compete effectively in the near term with new fossil fuel fired generating facilities. The Company's patented MultiAxis Turbosystem (MAT) technology (multiple patents pending) will establish constantly renewable, clean, cost-competitive wind energy as a major factor in the production of electric power worldwide. Based on MAT's performance, the Company's proposed 1000 megawatt wind farm is expected to produce power at a cost of 2.4 per kWh. Projections anticipate the sale of electricity to the Pacific Power Exchange at the conservative price of 3 per kWh. If Mass Megawatts chooses to work through power brokers, the potential exists to sell the environmental correct "green" power for as much as 6.5 per kWh.

LICENSING  RIGHTS

Mass Megawatts has been granted an exclusive license to market, within a limited territory, the MultiAxis Turbosystem (MAT) and any associated technology relative to wind velocity augmentation for the life of any patent related to same. The limited territory is defined as: Massachusetts, New York, New Jersey, Pennsylvania, California, Illinois,Kansas, Michigan, Minnesota, Nebraska, North Dakota, South Dakota, Texas, Vermont, Washington, and Wisconsin. Grantee and patent holder is Windstorm International of Putnam, Connecticut. Windstorm
International  has  patent  rights  on  MAT  and  Wind  Augmentation technology.

THE  PRODUCT

The Company's leading product is the MultiAxis Turbosystem (MAT). Wind turbines take advantage of a free, clean, inexhaustible power source to convert wind energy into electricity. Each MAT consists of a rectangular fabricated steel frame 80' high x 80' long and 40' wide, elevated 50' above ground level for improved wind velocity, and secured to footings at ground level. Each frame houses 16 shaft 4-tiered stacks, and onto each stack is mounted eight, 4' wide x 18' long blades. Each stack is connected to two generators mounted on the ground level footing. The generators feed to a power collector panel which, in turn, connects to the power grid. Each MAT unit is rated at 150 kWh, can be built and installed for $50,000, and generates power at an average cost of 2.4 per kWh.

In order to generate large amounts of cost-efficient energy, conventional turbines (airplane propeller style) require massive, and expensive, rotors to turn the huge blades. These blades must be of a diameter sufficient to increase the airflow impacting the blade's surface area. As the diameter of the blade increase, so too does the cost of other components. Large blades also create structural stress and fatigue problems in the gearbox, tower, and in the yawing system which turns the turbine into the optimal wind direction.

The MAT reduces blade cost by using a geometrically simple, smaller blade which addresses problems associated with vertical axis turbines. Vertical axis turbines suffer from severe structural stress problems caused by the forces of lift which push the blades back and forth causing heavy cyclical loads. As vertical turbines rotate, wind contacts them first from the left side, then from the right. This constant repetitive motion causes fatigue. The popular propeller, or horizontal version, also has horizontal lift stresses, although at a reduced level since the lift forces are not constantly reversing. MAT's small blade units eliminate the structural fatigue of longer, heavier blades. It also enables MAT to more efficiently gather the mechanical power of the wind and transfers it to the generators for the production of electrical power. This innovation also allows other critical parts of the wind turbine to be repositioned, thus reducing the structural complexity and cost of construction. For example, the heavy generator and shaft speed increasing device, can now be placed at ground level rather than mounted atop the tower.

In conventional wind turbine design, the shaft speed increasing device is typically a heavy gearbox which must be sufficiently rugged to withstand the vibrations of the tower caused by the large blades. The combination of vibrations and yaw (the action of turning the turbine into the wind), causes structural stress.

By locating the drive train and generator at ground level, components with considerable weight or mass can be used. For example, a direct drive generator can be used, eliminating the need for a gearbox. This provides the advantages of variable-speed operation which increases power output at a lower cost. Ground level construction also allows easier access, which reduces maintenance costs.

The MAT design enables power output to be achieved at a much lower windspeed, providing a more consistent power output to the utility power grid. This potential for consistent output provides utilities with planning advantages, and fewer power fluctuations allow for better power quality. Coal, oil and gas generators are always at full capacity when needed. Wind energy, using conventional turbines, cannot reach full capacity unless weather conditions are favorable. MAT's improved method of delivering electricity will allow wind energy generated power to demand a higher competitive bid price due to the more consistent supply.

Other environmental advantages specific to MAT include its noiseless turbines which will ease site permitting, and its high visibility to birds which will prevent them from flying into the rotation area.

BRIEF  TECHNICAL  OVERVIEW  OF  PRODUCT  ADVANTAGES

Traditionally, wind turbines were supported by a single tower and in many cases with guy wires. That lead to a multitude of vibration and frequency related problems. The blades of vertical axis turbines were large and therefore limited in their design and the materials. For example, aluminum extrusion and fiberglass pultrusion were used in the two most serious commercial applications of vertical axis turbines. Due to the large size of the fiberglass blades, transporting them require a straight shape. The strength was limited for the purpose of being able to bend the blades at the place of installation. In other vertical axis wind technology, the aluminum blades could not form a true aerodynamically optimal shape. The blades had to be made of significant length and the available extrusion equipment for the long length and large profiles are not available for producing a structural and aerodynamic blade at a cost competitive price. The patents of both serious commercial prior applications of vertical axis technology are described in " Vertical Axis Wind Turbine" Patent number 4,449,053 and "Vertical Axis Wind Turbine with Pultruded Blades" in Patent number 5,499,904. The MAT overcame the size related disadvantages. One such manufacturing advantage of the MAT includes the cost reduction of using smaller components instead of larger and fewer components. Other advantages include providing more solid blades, which help, resolve cyclical stress advantages include providing inexpensive repair and maintenance with components like the generator, heavy variable speed equipment and gearbox on the ground level while elevating the rotor high above the ground in order to avoid turbulence. The MAT can provide a longer life for the bearings by reducing structural and mechanical stress with its vibration reduction innovations and decentralization of mechanical forces. Another advantage is to provide an improved mean to failure ratio by having many components including 256 blades, 16 shafts, and 16 generators. The MAT is also easier to construct and uses standard off the shelf items which avoids the need of custom made parts with the exception of the mass-produced blades. Several suppliers can supply the blades in order to avoid supplier backlog problems. The MAT enhances structural support by using a tower support system similar to a larger footprint like an oversized lattice tower section. A roof can provide weather protection and additional structural support. Blades can be placed at different positions or angles along the axis for reducing torque ripple. With less vibrations and better weather protection, cheaper material can be utilized in the wind system. The MAT can use cheap wooden and less expensive structural supports that are also easier to construct. An advantage of the roof is to prevent excess wear and tear without the rain and snow falling onto the turbine system. In one noted benefit, the structure could be like a four legged table unlike a one tower support system of other wind turbines. This is similar to the concept behind the lighter but stronger Rolm tower. Therefore, it requires less material for the needed stability. In an additional feature, the MAT could use an off the shelf bushing of concentric sleeves with rubber, polyurethane or other isolator, absorber and /or damper securely bonded between the structure and the moving parts. The object of this bushing would be to isolate or dampen the vibrations of the moving blades from the steel structure. The bushings will be placed between the shaft and bearings. The sleeve structure is designed to take up torsional movements as well as axial and radial loads. The design of avoiding one central blade area allows this "divide and conquer" approach of isolating the vibrations in a cost-effective manner. The belt connection with the generator would isolate vibrations in the electrical area. More importantly, the reduced vibrations and a stronger tower structure should add years to the life of the turbine at a reduced cost.

MARKETS


From 1996 through 1998, $3 billion was invested in new wind turbines worldwide. Wind energy is the least expensive, fastest growing segment of the $600 billion annual world electricity market, which experienced a 30% annual growth rate for years 1996, 1997 and 1998. Mass Megawatts has identified 140,000 megawatts worth of opportunities to earn more than 20% rate of return on the sale of electricity with investments of MAT power plants in one half of the United States. The potential capacity is worth $11billion to $14 billion per year.

The Company's primary targeted market is currently worth $800 million based on projects planned for the new two years. According to the National Renewable Energy Laboratory, proposed windfarms in Mass Megawatts' licensed territory have a potential value of $100 billion within the next 20 years.

A more profitable secondary market will be targeted within the next three years. In the emerging green market, Mass Megawatts could receive a selling price of 6 or greater per

kWh for its clean electricity. According to studies conducted by the National Renewable Energy Laboratory, this market is estimated to have an end user value of $2 billion within the next three years, with the estimate based on the assumption that only one percent of the overall electricity market will participate in a green pricing program. Recent national surveys show that approximately 40-70% of the population surveyed indicate a willingness to pay a premium for renewable energy. Although 10% of the respondents say they will participate in such a program, actual participation is estimated at 1%. Currently, more than a dozen utilities have green marketing programs. Public Service Company of Colorado, Central and South West Services Corporation of Texas, and Fort Collins Light and Power Company are leading the effort in wind related green electricity marketing with 10 megawatts of wind power devoted to green marketing efforts using photovoltaics.

Although the green market is new, utilities are using two approaches to take advantage of the growing public preference for renewable energy by initiating two approaches. One is offering customers a specific electricity source at a premium. The second approach is giving customers an opportunity to invest in future renewable energy projects.

COMPETITIVE  COMPARISON

According to the Electric Power Research Institute, the past 10 years have seen traditional energy costs increase while wind energy costs have declined. Excluding MAT, the advances in technology, larger-scale and more efficient manufacturing processes, and increased experience in wind turbine operations has contributed substantially to this trend. This cost decline is paralleled with a several hundred fold increase in installed wind energy capacity. As a result, maintenance costs have fallen significantly. Wind energy sources comprise less than one percent of the current electricity generating industry. In spite of the stronger financial and organizational resources of the larger conventional gas, oil, and nuclear fuel electric generation companies, the wind industry can substantially increase sales and growth by achieving just a small increase in market share.

The current status in wind energy economics compared with alternate energy sources is shown in Figure 1. Values are based on lifetime average cost studies including design, construction, and operations. Prior to the introduction of MAT, the best wind turbines potentially produce electricity at 4.5 per kWh under optimum wind conditions of an average annual windspeed of 15 miles per hour or greater. Although less than 1% of the Earth's surface experiences such conditions, Battelle Pacific Northwest laboratory estimates that wind energy could supply about 20% of the world's electricity using current wind technology. This figure does not factor the potential of MAT. A comparison of the cost of wind generated electricity with more conventional power plants shows wind energy is competitive.


Fig. 1

Fuel Source     Cost/kWh    Market Share

Coal            4.0         50%
Nuclear         15.0        20%
Natural Gas     3.5         10%
Petroleum       5.0          3%
Hydroelectric   4.5 *       12%
Wind (pre MAT)  4.5 **       0.25%
Solar           10           0.5%
Diesel          7 - 40 ***   0.5%
Biomass         8            0.5%

*  2  at  good  hydroelectric  sites
**  in  15  mph  average  windspeed  conditions
***depending on size and location of facility, with smaller more remote locations having higher costs

SOURCING

The Company is not dependent upon exclusive or unique suppliers. However, certain custom-made items including bearings and blades will require four to six weeks lead time due to special manufacturing techniques. The Company has identified alternate suppliers if current business relationships cease.

The Company plans to use multiple suppliers, chosen through competitive bidding. The price of materials used is expected to be substantially similar from one vendor to the next due to the availability of raw supplies. The absence of special technologies negates dependence on any one supplier.



INDUSTRY  ANALYSIS

According to the U.S. Department of Energy, wind energy is rapidly becoming one of the least expensive and most abundant new sources of electricity with capacity expected to increase and costs decrease over the next two decades. Over the past two decades, the wind energy industry has increasingly studied and improved wind turbine design and operation. Initially, federal research focused on very large utility scale machines each with a capacity potential of 1 to 5 megawatts. Focus continued on larger machines during the 1970's and 1980's when many international corporations developed large wind turbines with 200 ft. blades. In the 1990's, smaller wind turbines gained acceptance as the more viable option and the majority of wind turbines today are intermediate-sized with 50-500 kWh peak capacity.
Most turbines being built today are mature propeller-based designs comprising upwind, horizontal axis 3-blades construction with a 500-600 kilowatt rating. These turbines look like giant fans with thin blades and while they have lent credibility to the wind industry within the investment and developer community, the cost of energy from these turbines may be near the upper limit due to size effectiveness and efficiencies of mass production. The acceptance of these propeller-driven turbines is based on many years of testing and experience but the industry's ability to develop more efficient innovations utilizing this design is limited and research potential is exhausted. Still, numerous alternative turbines have been developed and include one-blade and two-blade machines; vertical axis design, variable speed designs; direct drive between blades; generator rather than gearbox.

Not factoring the Company's MAT product, World Energy Council expects new wind capacity worldwide to reach $150 to $400 billion. The continued evolution of this technology is evident with the existence of varying wind turbine designs. However, there is division in the wind industry between those who want to capitalize on the emerging respect the business community has for established, mature wind technology, and those who seek new technologies designed to bring about significant cost reductions. Mass Megawatts chooses to seek new horizons beyond current perception and knowledge by developing new technologies that will significantly reduce wind energy costs. As a result, the Company products can be seen as participants in several different industries.

The  Conventional  Independent  Power  Producers  (IPP)

The largest targeted industry is independent power production. According to the Massachusetts Department of Public Utilities' publication "Power to Compete" authored by Michael Best of the Center for Industrial Competitiveness, increased capacity over the next several years will result in a $50 billion increase in annual sales if IPP's can deliver electricity at 4 per kWh. Wind related IPP's currently produce $200 million in electricity sales per year in the United States at 7 per kWh. The impact of deregulation of the electric utilities is expected to present opportunities for wind-related IPP's according to the Massachusetts Technology Collaborative. With current cost of wind power in limited high wind locations at 4.5 per kWh, the cost of large scale investment in wind energy is the same to the consumer as it would be for more conventional energy sources. In other words, combined gas turbines, modern coal technologies, and wind power in limited locations can all earn enough sufficient to encourage investment if and when the retail sale of the electricity produced is 4.5 per kWh.

The  End  of  Line  Industry

Modular sources of power generation at the end of a utility's distribution lines include small wind turbines, diesel generators, and photovoltaics. In growing communities, it is more cost effective to add small power-generating facilities such as wind turbines than to construct expensive new transmission capacity. In many regions, utilities are required to provide electric service and as a result, they will pay a premium for electricity rather than incur the higher cost of constructing new power lines and substations for transport. Within the next 10 years, potential exists for construction of wind power plants producing hundreds of megawatts in remote areas of utility distribution lines. In these areas, the price per kWh sold is several times higher than the normal selling price.

The  Green  Industry

In the new era of electric utility restructuring wherein consumers can choose their electricity sources, some are choosing green energy produced from clean and renewable sources such as wind or solar power. These resources are available as a commodity but the green consumer pays a premium for emission-free energy. The American Wind Energy Association in Washington, D.C. states that recent polls show that more than 5% of the general population are willing to pay more for renewable energy.

The  Off-Grid  Industry

This small industry is for consumers who are not in close proximity to power lines or who choose not to be connected to the grid. The industry includes wind, solar, wood burning furnaces, and small hydropower turbines. Like the green industry, these consumers have a strong environmental awareness. Although the potential market for off-grid energy is less than 1% of the electricity market, the dollar potential is estimated to be as much as $2 billion.

Renewable energy technologies, as well as diesel power, are the major sources of electricity for those who compete in the End of the Line, Green Energy, and Off-Grid industries.

INDUSTRY  PARTICIPANTS

As wind energy technology gains wider acceptance, competition may increase as large, well-capitalized companies enter the business. Although one or more may be successful, the Company believes that its technological advantage and early entry will provide a degree of competitive protection.

As previously stated, wind energy is booming and it is the fastest growing source of energy worldwide for three consecutive years according to the National Renewable Energy Laboratory in Boulder, Colorado. Energy companies such as Enron and British Petroleum, regarded for their forward thinking management, see opportunities in wind power development. Over $1.5 billion in worldwide sales of wind power plants has been achieved in both 1996 and 1997. The total world investment in wind power projects is more than $8.5 billion. Following are just a few of the companies involved in wind power, and they represent the largest wind turbine manufactures in the world.

The largest U.S. manufacturer and developer of wind power technology is Enron, a $13 billion company which recently purchased Zond Wind Corporation. The company employs 550 people. Since 1981 it has developed and constructed 2,400 wind turbines with 700 megawatts of capacity.

The Danish firm, Vestas, is the world's leading producer of wind turbines and a major exporter of turbines to the United States. An innovator in structural and generator advancements, Vestas has 1,295 employees and its world market share in 1997 was 24%.

Sea West Energy Corporation is a wind farm developer with completed wind power projects totalling nearly 400 megawatts ($500 million). The company has a reputation for quality turbines. Bonus Windpower of Denmark produce high quality turbines in Europe, located primarily in Wales, and has exported to the U.S.

N.E.G. Micron has built 6,500 large, simple, reliable, low maintenance turbines.

Nordex of Denmark, Enercon, and DeWind both of Germany, produce turbines with a blade diameter greater than 150 feet.

Nedwind of the Netherlands manufactures turbines for export to the Caribbean and India.

Bergey Windpower produces small turbines, primarily for use where utility grid interconnect lines are not readily available.

As a footnote, recent economic growth in India and China has spurred on wind energy's high growth rate in those countries. As a result, they are world leaders in the demand for wind turbines.

DISTRIBUTION  PATTERNS

Distribution begins with identifying energy demand in and near potential power plant sites. Replacement of older or obsolete power plants, as well as growth in the population and the economy, are factors in determining energy demand in identified areas. Assuming a sufficient energy demand, the Company will test the site to determine whether sufficient wind energy resources are available to effectively and efficiently displace current electricity sources, thus reducing pollution from fossil fuel. With a successful analysis, the Company will obtain land right and apply for permits to install and operate a wind power generating plant. In the past, zoning and permitting issues have included noise generated by wind farms but MAT's slower moving blades should help eliminate this issue. The Company will also determine the need for additional transmission lines to deliver to the power grid transmission lines.


MAIN  COMPETITORS

Mass Megawatts is claiming its stake in the growing electric power industry. The Company identifies competition in terms of specific products which fill the same needs as our products. Primary competitors are: Combined-Cycle Gas Turbines - innovations in this technology have led to lower costs, higher efficiency, and cleaner emissions combined with power generation for less than 4 per kWh. Modern Coal Technologies - New designs, which double or triple reheat scrubber-equipped plants, increase efficiencies and decrease pollution emissions relative to typical reheat designs.

Biomass-generated electricity - Gasifying the biomass to fuel high-efficiency gas turbine systems could cost as little as 4.6 per kWh in the near term

Petroleum, photovoltaic cells and nuclear power are not a current threat to Mass Megawatts since the cost to produce electricity from these sources is higher than that of wind. Cost effective, profitable hydropower is limited to a sites on swift moving water sources and with limited ability to increase market share it does not prove a major threat toward wind power.


ITEM  2.  MANAGEMENT  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

OVERVIEW

     The Company shows a $8,142 loss in the most recent fiscal year. The loss was related to the amortization expense of the Company's start up and organizational cost. The company plans to generate revenue in the future in order to reduce the chance of future losses.

     The Company has no historical operating results and much uncertainty about the company's future is a result of the lack of historical operating data. The lack of experience in constructing the new products as well as the uncertainty of product's parts durability could have an adverse impact on the company.

     However, as far as the Company's market share is concerned, there is expected to be little significant negative impact on the Company's operating results from any changes in the underlying economics of the industry within the next 12 months, because the market for electricity is large enough, whereas the company's overall market share objective has little or no impact on the much larger electricity market.

    Political trends may lead to some favorable underlying economics for the company. The wind industry is favorably impacted by new legislation and regulations toward a cleaner air environment. This trend is renewing an interest in wind generated electricity, particularly in view of the non polluting nature of wind generation and its endless renewable source. The White House has recently issued an environmental report with a goal of reducing pollution by 22% within the next 12 years even while electricity consumption increases each year in this country. However, there remains some uncertainty on whether or not the federal or state governments will continue with favorable environmental legislation despite popular support toward renewable energy. In the developing countries, electricity consumption is increasing at a faster pace resulting in more popular and political pressure toward a cleaner environment. The nation's concern for the environment has been growing steadily over the last few years and is expected to continue at least into the near future.

   The electric power industry is undergoing a period of deregulation and restructuring which is similar to the telecommunication deregulation of the 1980's. It is impossible to predict whether this change will have a favorable or negative impact for the industry as a whole. However, restructuring can present more advantages and opportunities for the Company's very competitive product in competing vigorously in the new marketplace.


PLAN  OF  OPERATION  SUMMARY

   The highest priority will be constructing power plant prototypes. In the construction of power plants, the Company would first conduct weather related and environmental testing activities. If the testing was not acceptable toward a long term cost effective method of construction, then another series of power plants would be built which would be more expensive, requiring more materials and other construction needs. Retrofits of earlier versions may be needed. As a result, a percentage of the proceeds will be reserved for potential
contingencies.   The  Company  may  repeat  the  process  if  necessary.

    The next priority is our marketing program. The first effort will be toward developing strategic alliances with other wind power developers who have done the initial steps of zoning, financing and other requirements toward developing successful wind energy projects. The developers would benefit from Mass Megawatt's new and more cost effective product.

    As soon as the Company establishes a firm foundation on the course of its primary marketing efforts, the Company plans to establish strategic alliances with companies involved with green marketing programs. We will begin these efforts with "word of mouth" techniques at business organizations and power brokers. Other efforts include direct advertising to green pricing customers either through direct mail or advertising in the media in conjunction with environmental related events. On a limited budget, the Company will be able to determine which marketing methods are most effective by marketing in a very limited geographical area.

     As initial marketing efforts including "word of mouth" techniques have matured, the company will advertise in local publications when cash flow allows continued marketing efforts. Eventually, television and radio advertisement could be utilized.

     As our next priority, working capital and administrative support will be used for contingencies on an "as needed" basis.

      Finally, the priority of any additional research and product development needs would be financed by the offering proceeds after the working capital and administrative activities are satisfied.

STRATEGY  AND  IMPLEMENTATION

An element in our strategy is to find the simplest method of initial market penetration and then sell directly to the California Power Exchange. We will avoid difficulties of evaluating wind resources, obtaining siting, financing, and locating potential purchasers of power plants by redeveloping abandoned or obsolete windfarms. Our strategy places turbines in high wind areas where the purchase contracts from utilities for wind energy are already available. At those sites, permitting and other regulatory land use hurdles have been cleared by owners of previous wind turbines and on which initial wind resource testing procedures have been completed. Marketing will be directed at those power purchasers who are familiar with the turbines that were operating at the abandoned sites we will redevelop. These purchasers have a better understanding of the value inherent in the company's product vis a vis the general public. As a result, they are the easiest group to sell to.

MARKETING  STRATEGY

Our initial marketing strategy focuses on replacing wind turbines from abandoned wind farms in the Altamount Pass, San Gorgonio Pass, and Tehachapi Mountains, all in California. In the 1995, these three areas produced 30% of the world's wind-generated electricity. The initial process of site approval and a transmission infrastructure is not needed. These sites are suitable for up to 3000 megawatts of potential turbines over the next several years and could supply approximately one half of one percent of the nation's electricity. Sales of electricity from the Company's turbines at these sites will be invested in more turbines.

To raise additional future capital, limited partnerships may be an option for financing MAT projects. The ownership percentage by the Company and investors will be subject to negotiations. Several investment groups have expressed an interest in investing a minimum of $25 million in Mass Megawatts. While unproven at this time, MAT is expected to be a durable and reliable product with a good rate of return.

DISTRIBUTION  STRATEGY

Although little marketing is required for profitable trades on the power exchanges, the Company will at some time in the future seek a higher price for each kilowatt/hour sold. When Mass Megawatts pursue this effort, sales and service activities will be handled through strategic alliances with new and emerging electric power brokers which have formed as a result of deregulation in the retail sale of electricity. Power brokers buy blocks of electricity in megawatt/hour units. For example, a power broker would enter into a contract to purchase 10,000 megawatts/hours of electricity for $400,000 over a period of one year and provides a 5% non-refundable deposit on each block of electricity reserved for future purchase. Such brokers include AllEnergy, Green Mountain resources and

Energy Vision. Electricitychoice, which helps negotiate consumer electric sales, is another marketing resource for the Company's products. The Company will aggressively promote its products to brokers, focusing on cost savings and environmental benefits. It will also solicit bids from power brokers, most of whom are registered in the states in which they do business. Compensation to brokers is straightforward and is typically a percentage of power sales.

SALES  STRATEGY

The Company currently plans to sell the electricity to the California Power Exchange and will eventually seek strategic alliances with electricity marketers who sell electricity at higher prices, many through retail sales programs. This will allow Mass Megawatts to focus on its core business of producing electricity.

STRATEGIC  ALLIANCES

Mass Megawatts has several opportunities to build strategic alliances Wind energy developers who own obsolete technology and who are seeking new wind power plants for their high wind sites which have siting permits and transmission facilities in place
 Suppliers of custom made parts including bearings and molded plastic and foam.
 Electricity marketers who can assist the Company in its objectives to achieve a higher selling price for its power.
 Welding companies which can supply construction material and labor for new plant expansion efforts.

ITEM  3.  DESCRIPTION  OF  PROPERTY

     The Company does not presently own any real property. Mass Megawatts has reached a tentative agreement, dependent upon MAT's ability to produce a marketable product, to lease up to 1,200 acres of land near Palm Springs, California. The land is zoned for wind farming and has utility grid interconnection facilities in place. Under the lease terms, the Company will pay the lessee a maximum of 10% of gross revenue from the sale of electricity. No lease payments will be made until the power plants commence generating electricity. Construction of turbines will commence immediately upon funding with electricity generated onto the power grid within five months of receipt of said funding.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

   The following table sets forth information as of December 11, 2000 known to own beneficially more than 5% of the outstanding Common Stock. Included are officers or directors who are beneficiary of any shares as individual or a group regardless of whether they own greater or less than 5% of the outstanding shares. There were 1,880,000 shares issued and outstanding as of December 11, 2000.

Name and Address           Amount and Nature of      Percent  of  Class
of beneficial owner        beneficial ownership

Jonathan  Ricker               1,800,000                  96%


ITEM  5.  DIRECTORS  AND  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS


Chairman  and  Chief  Executive  Officer
Jonathan  Ricker
11  Maple  Avenue
Shrewsbury,  MA  01545

For the past 20 years, Mr. Ricker has been involved in product development, strategic planning, and market evaluations for clients in growth businesses. He served as Senior Registered Options Principal in the Investment Banking industry, developing innovative risk protection solutions for clients. Mr.
Ricker's involvement with investment banking provided insight into the significant long-term potential for opportunities related to wind energy and as a result he has been actively researching wind energy for more than 10 years.

     Education  (degrees,  schools,  and  dates)

     1978 - 1982   Bentley College     Bachelor of Science, General Business
                   Waltham,  MA        Associates Degree, Science of Accounting

     1974 - 1978   Worcester Academy   Liberal  Arts
                   Worcester, MA

Chief  Operating  Officer
Thomas  D.  McBride
Deerfield  Circle
Shrewsbury,  MA01545


Mr. McBride was instrumental in improving several business operations over the last 25 years. Tom has an extensive background of operations experience with strong product development, product planning, and business development skills. He served for five years as Operations Manager for Lawrence Pumps, Inc. of Lawrence Massachusetts. He was instrumental in restoring profitability and then achieving and sustaining record levels of profitability. Tom improved cash f low and instituted performance goals and measurement infrastructure at Lawrence Pumps. Mr. McBride also implemented shop floor control and capacity planning functions. Before his employment at Lawrence Pumps, Tom was the Director of Engineering for seven years at Nelmor Company, Inc. of North Uxbridge, Massachusetts. Mr. McBride developed a team oriented engineering staff, which helped reverse the declining market share through product upgrades and introducing new products. He decreased lead times on standard orders to production. Tom obtained several U.S. and foreign patents pertaining to special equipment used at Nelmor Company. Mr. McBride has the ability and track record for improving manufacturing efficiencies, reducing lead-time, analyzing performance, budgeting workloads, and other planning capabilities for operating a company.

Education  (degrees,  schools,  and  dates):

MBA  from  University  of  Akron  in  1978
BSME  from  University  of  Missouri  in  1970



Chief  Financial  Officer
Susan  Durnford
Old  Post  Road
Marlborogh,  MA  01752


Ms. Durnford served as Chief Financial Officer and Financial Analyst for Littlewood Communications. Sue handled all aspects of finance including contract negotiations. As part of her duties, she has created bids and submitted proposals. In other activities, Ms Durnford had managed the cash flow and all aspects of accounting for the firm. Sue has served as part of the senior management team in general business decision-making Ms. Durnford also has over 25 years experience in Human Resources and Finance. Sue has served as Human Resource Director for MKE- Quantum Components, and had broad human resources experience in previous companies. Ms. Durnford handled the Human Resources responsibilities for due diligence of two $300+ million acquisitions and high tech IPO spin offs. Sue has developed and managed compensation, benefits, and incentive programs for executives, sales staff and other employees in both large and small companies. Sue achieved significant savings in benefit negotiations and redesign of benefits programs, while enhancing the benefit to employees.

Education  (degrees,  schools,  and  dates):

BA  degree  from  Michigan  State  University  in  1973

Michael  A.  Cook,  Project  Finance  Manager

Mr. Cook has over 25 years of experience in the project finance in energy industry including 15 year involved with wind energy. He faced the challenges of renewable Technologies being experimental and lacking sufficient historical long life data of traditional energy projects. His first wind energy finance package was underwritten by Continental Insurance Company in 1984. Mike has been developing structured financial risk mitigation programs that gives added assurance of debt repayment to project lenders involved in new energy technology like wind energy. Mr. Cook gained his experience in new project finance when he was the Pacific Regional Manger of Special Risk Property and Machinery Department for 10 years at Continental Insurance Company. Mike managed a staff, which included professional division managers and 5 satellite offices. He also served 3 years as an Executive at the Special Risk Energy Technical Department of the Energy and Utility Division of CIGNA CorporationMike was involved in the development of financial methods for new projects for several energy companies including Ormat, Mission Energy, TOSCO, PG&E, SMUD, Colorado Public Service, LUZ Solar, and many wind projects. Mike' method of mitigating risk includes weather risk insurance coverage including the lack of good wind. With proper documentation generated by project due diligence and local public data, financial guarantees of the course of nature is available.


Thomas  Andrellos,  Director  of  Business  Planning

Mr. Andrellos has over 20 years experience in the areas of Materials Management. Purchasing, and Business Planning. Tom has lead the start-up efforts of a high volume process intensive manufacturing division that expanded into multiple sites in the United States and Far East. Directed the operational organization in support of budget objectives, business goals, and customer delivery. Managed a cost center budget of over $60 million in inventory spending and $100 million in capital equipment purchases. Tom's past experience includes being a new product manager, planning and logistics manager, plants materials manager, and an inventory-planning supervisor. Mr. Andrellos received many awards in the areas of leadership, inventory reduction, program management, and employee values.

Thomas  M.  Dill,  Director  of  Corporate  Services

Mr. Dill has over 25 years of Manufacturing, Industrial Engineering, Real Estate, and Facilities management experience. Most recently Tom was the Director of Real Estate and Facilities for MKE-Quantum Corporation responsible for three facilities operations with two sites in the United States and Indonesia. Prior to MKQC Mr. Dill spent nine years as Director of Real Estate and Corporate
Planning for two high tech companies. From 1975-1990, he worked as an industrial engineering manager in the semiconductor industry and printed circuit boards. Hid project management responsibilities included the construction of a $20 million class 1, clean room facility for semiconductor manufacturing, a $35 million office building expansion and a $6 million loading dock and chemical storage facility. Tom is a licensed Real Estate Broker and Massachusetts Construction Supervisor. In 1982, Tom received his B.S. in Business Administration from Boston University.

Carl  Hall,  Director  of  Training

Mr. Hall has 30 years' experience teaching Industrial Technology at the secondary and college level. Carl's work included being a front line supervisor handling crews in different locations on varied types of work, ranging from maintenance to construction projects including concrete work, remodeling, building construction, blueprint reading, and material estimating. He has served as Chair of the Technology Department at the Adventist University of Central Africa, Rwanda. Mr. Hall will establish the training and management program for the construction crews, which will be necessary to achieve rapid and successful growth. He has a B.S. in Industrial Education and an M.A. of Industrial Arts from Pacific Union College.

William  Brockmeyer,  Electrical  Engineering  Manager

Mr. Brockmeyer was an Engineering Manager of Liberty Engineering of Waltham, Massachusetts. He holds an M.S.E.E. with a concentration in power generation and transmission, from University of Bridgeport, Ct. He will assist the Director of Purchasing in evaluating the cost effectiveness of the latest technology options and grid interconnection techniques for each individual site.

Uran  Shehi,  Director  of  Transmission  and  Distribution

Mr. Shehi was Purchasing Manager for the Albanian Electric Company where he gained extensive experience in maintenance and purchasing program implementation for hydropower plants. He is a graduate of the State Technical Institute of Tirana. Uran received a certificate as being one of the best electrical engineers in the Albanian Electromagnetic Corporation. At The Albanian Electric Power Company, Mr. Shehi was at different occasions the Purchase Manager, Director of High Voltage Transmission, head engineer of Relay Protection and Electrical Measurements, Chief of Hydropower Plants of Enterprise Ulza, and Maintenance Specialist of Automation Technology.

Peter  W.  Wallis,  Electric  Utility  Sales  Manager

Mr. Wallis has coordinated utility RFP bids for projects totaling more than $1 billion. He prepared projects for approval by the Board of Directors of New England Electric Systems. Among his activities, he coordinated the sale and contract negotiation of over $150 million of energy conservation services. Peter also served as Director of Project Development of the Northeast region for over $ 1 billion worth of electricity sales coordinated under utility bidding procedures of four 20 megawatt proposals. Mr. Wallis also coordinated bids for New England Electric Systems resulting in ten conservation and four cogeneration proposals selected for projects selling over $200 million of electricity. He holds an MBA at Harvard Graduate School of Business Administration and a BA of Applied Mathematics at Brown University.


William  McKinlay  Bell,  P.E.,  Engineering  Manager

Mr. Bell has over 30 years of design and analysis experience including the structural and dynamic analysis needed for wind turbine engineering. Bill also has the management experience for conducting a substantial interaction with his staff since a great deal of creative thought has usually occurred prior to engaging engineering design. As a manager, Mr. Bell organizes and implements teams for feasibility studies, preliminary design, and detailed design. Mr. Bell's experience includes hardware selection and design development. Mr. Bell worked on the at the Superconducting Super Collider Laboratory in Texas with work involving project engineering in order to assure that the equipment design was acceptable. He also holds patent number 4,174,371 for a solar heated composting system. Mr.Bell is a registered engineer in the states of Massachusetts and California. Bill received his BSME from Northeastern
University  in  1965  and  MSME  from  Northeastern  University  in  1971.

F.  Adrian  Price,  Principal  mechanical  engineer

Adrian has 18 years of experience in vital areas of wind turbine design being the specification, design, and testing of rotating mechanical equipment. Mr. Price will be the Project Engineer and coordinate the overall project. Adrian has experience in managing multimillion dollar engineering project rotating machinery and equipment. Mr. Price had worked for Vertatec for 7 years on rotating machinery used in manufacturing and acquired valuable skills when he worked at Mount Hope Machinery. He has the analytical experience to work with designers and engineers with experience in structural and dynamic analysis. Adrian also has 4 years of experience at Bird Machine with high speed rotating machinery. Mr. Price has a BS and MS from Massachusetts Institute of Technology.

Robert  F.  Hamman,  senior  designer/field  technician

Bob has 30 years of experience in many stages of product development including the design, construction, fit-up, debugging, testing, and maintenance of rotating equipment and processing lines. Mr. Hamman can coordinate with machine shops on the constructing parts needed for the design process. His experience includes field assembly. Bob has worked for Edward Parkinson, Taft Pierce, Kandall/Veratec, Butler Automatic, and others.

Paul-Westin  Young,  P.E.,  structural  engineer

Mr. Young has more than 30 years of experience in stress and dynamic analysis including fatigue and creep analysis as well as sizing absorber beds and steel support members. Pipe design and analysis experience can be used to determine proper shaft sizing in wind turbines. He has conducted pipe stress and support analysis of up to 72 inches in diameter. Paul will provide the static and dynamic structural design and analysis capability. Mr. Young has had successful relationships with Bechtel, CTI Cryogenics, General Electric, Itek, Martin Marietta, Perkin Elmer, Raytheon, Sikorsky, Stone and Webster, and others. Mr. Young has a BSCE from Tufts University and MSCE from University of Massachusetts.

Kyle  Martini,  P.E.,  dynamic  analyst

Kyle will provide Nastran support for blade and drive train analysis. He will work with the software and Nastran models from Sandia Lab. More work has been conducted at Sandia Labs concerning the type of wind turbines using a vertical axis than anywhere else has in the world. Using their prior work, we can use computers that were considered to be prohibitive many years ago Mr.Martini has worked at the acoustic lab at the Massachusetts Institute of Technology for 3 years. He has an MS from Northeastern University and engineering credits from MIT.

DIRECTORS

     There are presently three Directors of the Company, one is an inside director, and two are outside Directors. They are elected every year at the Company's annual meeting .

     Jodi  A.  Vizzo      Mrs.  Vizzo  is  currently  a  Corporate Administrator
     8  Tamarack  Lane                 for  RR  Corporation in  Shrewsbury,  MA.
     Shrewsbury,  MA  01545

     Alison Gray          Ms. Gray is currently a Corporate Administrator for
     35  Westwood  Road         RIGR  Corporation located  in  Shrewsbury,  MA.
     Shrewsbury, MA 01545

      Jonathan  Ricker            Chairman  and Chief Executive Officer of Mass
      11  Maple  Avenue           Megawatts,  Inc.
      Shrewsbury,  MA  01545

ITEM  6.  EXECUTIVE  COMPENSATION

The Company does not have an incentive or profit sharing plan for its employees, officers or directors. No employee as of November 30,2000 has earned more than $20,000 from the Company in the past 12 months.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTION

There have been no transactions between the Company and any shareholder owning greater than 5% of the Company's outstanding shares, executive officer, director, nominee for officer or director, or any of the above referenced individual's immediate family.

ITEM  8.  DESCRIPTION  OF  SECURITIES

As of December 11, 2000, there were 52 shareholders of Common Stock. There were 1,880,000 common shares issued and outstanding. The Company has 2,200,000 common shares authorized. All the shares have equal rights with respect to voting , liquidation, and dividend rights.

Of the Company's total outstanding shares, approximately 80,000 shares may be sold, transferred or otherwise traded in the public market without restrictions, unless held by an affiliate or controlling shareholder of the Company. None of the free trading shares are held by an affiliate.

The other 1,800,000 common shares are restricted shares which has not been registered pursuant to the Securities Act of 1933 and any state regulations. The restricted stocks are not freely tradable.

The restricted stock may not be sold or offered for sale in the absence of an effective registration statement as to the securities under said Act and any applicable state securities laws or an opinion of counsel satisfactory to the issuer that such registration is not required.

     An example of an exemption of registration is Rule 144 of the Securities Act of 1933. Under Rule 144 and subject to certain limitations a person, including an affiliate, who has beneficially owned shares for at least two years is entitled to sell in "broker transactions" or to market makers, within any three month period, a number of shares that does not exceed the greater of one percent of the outstanding shares of Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.


                                     PART 2

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

  As of December 11, 2000, Mass Megawatts sold out its 80,000 share Regulation D public stock offering at $2.25 per share for a total of $180,000. The CUSIP number of Mass Megawatts Inc. with its Regulation D stock offering is 575416102. Mass Megawatts seeks to be eligible for trading on the OTC Bulletin Board by filing this Form 10SB registration statement in order to become a fully reporting company. A Company on the OTC Bulletin Board must file quarterly unaudited reports (10Qs) and audited annual reports (10Ks) and statements of material changes (8Ks) in order to remain eligible for trading on the OTC Bulletin Board.
  Specifically, Mass Megawatts had a Small Company Offering Registration (SCOR) stock offering. The Company registered in the State of Massachusetts and is exempt from registration with the Securities and Exchange Commission under Rule 504 of Regulation D. The Company also secured a Standard and Poors listing in order to facilitate a manual Blue Sky Exemption for secondary trading in most states.
  SCOR permits the sale of securities to an unlimited number of investors, accredited or unaccredited. SCOR stock sold under a SCOR offering can be freely traded in the secondary market, making the investment more liquid and thereby appealing to investors.
  The SCOR form is known as a U-7 form. The SEC had adopted the U-7 form for two other types of offering. One is a Regulation A offering for non-reporting companies in order to raise up to $5 million and the other is a SB-1 offering, used as a transitional offering designed to be used to put a company on a exchange. A SB-1 offering permits a company to raise $10 million, but has to make periodic financial reports to the Securities and Exchange Commission.

Dividend  Policy

    The Company does not anticipate that it will pay cash dividends or distributions in the foreseeable future. In the past, Mass Megawatts had never declared any cash dividends or made any distributions. The Company plans to retain its earning in order to help finance the growing operations.

ITEM  2.  LEGAL  PROCEEDINGS

  The Company currently have no legal proceedings to which the Company is a party to or to which its property is subject to and, to the best of its knowledge, no adverse legal activity is anticipated or threatened.

ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

     There  have  been  no  changes  or  disagreements  with  accountants.

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES

     There  have  been  no  sales  of  unregistered  securities.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

  Pursuant to Massachusetts General Laws, the Company has the power to indemnify an officer or director who, in their capacity as such, is made a party to any suit or legal action if such officer or director acted in a manner believed to be in the best interest of the Company. In the case of criminal proceedings, the director or officer is indemnified if there is no reasonable cause to believe that officer's or director's conduct was unlawful. Massachusetts law permits a corporation to purchase and maintain liability insurance on behalf of its officers and directors. Presently, the Company does not carry such insurance.

                              MASS MEGAWATTS, INC.
                              FINANCIAL STATEMENTS
                            FOR THE FIRST TEN MONTHS
                           OF THE CURRENT FISCAL ENDS
                            ENDING FEBRUARY 28, 2001
                                    (AUDITED)

                              MASS MEGAWATTS, INC.
                              --------------------
                           A DEVELOPMENT STAGE COMPANY
                           ---------------------------
                                  BALANCE SHEET
                                  -------------
                    FOR  TEN MONTHS ENDING FEBRUARY 28, 2001
                    ----------------------------------------
                                   (UNAUDITED)
                                   -----------



                                     ASSETS
                                     ------


CURRENT
-------
    CASH                                                         36,364

PROPERTY, PLANT AND EQUIPMENT
-----------------------------
      EQUIPMENT                                                  14,625

TOTAL ASSETS                                                     50,989
------------                                                    --------


           LIABILITIES AND STOCKHOLDER'S EQUITY
           ------------------------------------


LIABILITIES                                                 0
-----------

STOCKHOLDER'S EQUITY
--------------------

CAPITAL STOCK, NO PAR COMMON,
      2,000,000 SHARES AUTHORIZED, 1,889,138 ISSUED
           SHARES ISSUED AND OUTSTANDING              204,304

ACCUMULATED DEFICIT                                  (153,315)

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                       50,989
------------------------------------------                      --------

                              MASS MEGAWATTS, INC.
                              --------------------
                           A DEVELOPMENT STAGE COMPANY
                           ---------------------------
                               STATEMENT OF INCOME
                               -------------------
                     FOR TEN MONTHS ENDING FEBRUARY 28,2001
                     --------------------------------------
                                 (UNAUDITED)
                                 -----------



REVENUES
--------

     INTEREST INCOME                                          1,270

EXPENSES
--------

      ENGINEERING                                 24,250
      PRODUCT DEVELOPMENT                         52,628
      SALES INFRASTRUCTURE DEVELOPMENT            21,600
      PROFESSIONAL FEES                           18,300
      LAND DEVELOPMENT                             1,320
      TRAVEL AND LODGING TO SITES (CALIFORNIA)     3,506
      ADMINISTRATIVE AND OTHER EXPENSES           21,350

       TOTAL                                    (142,954)

NET LOSS                                                   (141,684)
--------

                              MASS MEGAWATTS, INC.
                              --------------------
                           A DEVELOPMENT STAGE COMPANY
                           ---------------------------
                             STATEMENT OF CASH FLOWS
                             -----------------------
                     FOR TEN MONTHS ENDING FEBRUARY 28, 2001
                     ---------------------------------------
                                   (UNAUDITED)
                                   -----------



CASH BEGINNING BALANCE, APRIL 30, 2000                 82,563
--------------------------------------

NET  LOSS- FEBRUARY 28, 2001 (TEN MONTHS)  (141,684)
CAPITAL EXPENDITURES                        (14,625)
SALE OF CAPITAL STOCK                                 110,110

CASH ENDING BALANCE, FEBRUARY 28, 2001                 36,364
--------------------------------------

                              MASS MEGAWATTS, INC.
                              --------------------
                           A DEVELOPMENT STAGE COMPANY
                           ---------------------------
                        STATEMENT OF STOCKHOLDER'S EQUITY
                        ---------------------------------
                     FOR TEN MONTHS ENDING FEBRUARY 28, 2001
                     ---------------------------------------
                                   (UNAUDITED)
                                   -----------



                            COMMON STOCK  ACCUMULATED DEFICIT    TOTAL
                            ------------  -------------------  ---------

BALANCE,  APRIL 30, 2000          94,194            ( 11,631)    82,563
------------------------

NET LOSS -FEBRUARY 28,2001                          (141,684)  (141,684)
ISSUANCE OF COMMON STOCK         110,110                        110,110

BALANCE, FEBRUARY 28, 2001       204,304            (153,315)    50,989
--------------------------

                        O'CONNOR, MALONEY & COMPANY, P.C.
                          Certified Public Accountants
               446 MAIN STREET WORCESTER. MASSACHUSETTS O1608-2370
                 Telephone 508-757-6391 Telecopier 508.797.9307



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------



                                                May 16, 2000



The  Board  of  Directors
     Mass  Megawatts,  Inc.


          We have audited the accompanying balance sheet of Mass Megawatts, Inc. (a development stage company) as of April 30, 2000, and the related statements of income and of cash flows for the year then ended, and for the period May 27, 1997 (date of inception) through April 30, 2000, and the related statement of stockholders' equity for the period May 27, 1997 (date of inception) through April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mass Megawatts, Inc. as of April 30, 2000, and the results of its operations, the changes in its stockholders equity and its cash flows for the year then ended, and for the period May 27, 1997 through April 30, 2000, in conformity with generally accepted accounting principles.




                                        /S/  O,CONNOR, MALONEY & COMPANY PC.

                                        Certified  Public  Accountants

                              FINANCIAL STATEMENTS
                              MASS MEGAWATTS, INC.

                              MASS MEGAWATTS, INC.
                              FINANCIAL STATEMENTS
                       FOR THE PAST TWO FISCAL YEAR ENDS
                                    (AUDITED)

                              MASS MEGAWATTS, INC.
                              --------------------


                          (A DEVELOPMENT STAGE COMPANY)
                           ----------------------------


                               FINANCIAL STATEMENTS
                               --------------------


                                 APRIL 30, 2000
                                 --------------

                              MASS MEGAWATTS, INC.
                              --------------------
                          (A DEVELOPMENT STAGE COMPANY)
                           ---------------------------
                                  BALANCE SHEET
                                  -------------
                                 APRIL 30, 1999
                                 --------------


                                    ASSETS
                                    ------

Current
-------

     Cash                                                      83,381
                                                              --------

Total Assets                                                   83,381
------------                                                  ========


                    LIABILITIES AND STOCKHOLDER'S EQUITY
                    ------------------------------------


Current
-------
    Accounts Payable                                   362
    Accrued Expenses                                   456        818
                                                   --------

Stockholder's Equity
--------------------

    Capital stock, No Par Common,
       200,000 Shares Authorized, 184,020
          Shares Issued and Outstanding             94,194

    Deficit Accumulated During the
       Development Stage                           (11,631)    82,563
                                                   --------   --------

Total Liabilities and Stockholder's Equity                     83,381
==========================================                    ========

                              MASS MEGAWATTS, INC.
                              --------------------

                          (A DEVELOPMENT STAGE COMPANY)
                           ----------------------------

                              STATEMENT OF INCOME
                              -------------------

                                 APRIL 30, 2000
                                 --------------


                                  For the
                                Year Ended
                              April 30, 2000
                              --------------
Revenues
--------

     Interest Income                  63
                                  -------

Expenses
--------

      Professional Fees (Note 4)   4,500
      Dues and Conferences         2,300
      Travel and Entertainment       362
      Supplies                       190
      Rent                           300
      Other Taxes                    541
      Miscellaneous                   12
                                  -------

       Total                       8,205
                                  -------

Net Loss                          (8,142)
========                          =======


See  accompanying  notes  to  financial  statements.

                              MASS MEGAWATTS, INC.
                              --------------------

                          (A DEVELOPMENT STAGE COMPANY)
                           ----------------------------

                        STATEMENT OF STOCKHOLDERS EQUITY
                        --------------------------------

                                 APRIL 30, 2000
                                 --------------


                                       Common   Accumulated
                                       Stock      Deficit     Total
                                      -------  ------------  -------

Balance, April 30, 1999                3,744        (3,409)     255
-----------------------

Common Stock Issued
-------------------
     4,020 Shares (April 2000)        90,450                 90,450

Net Loss (2000)                                     (8,142)  (8,142)
--------                              -------  ------------  -------

Balance, April 30, 2000               94,194       (11,631)  82,563
=======================               =======  ============  =======


See  accompanying  notes  to  financial  statements.

                              MASS MEGAWATTS, INC.
                              --------------------

                          (A DEVELOPMENT STAGE COMPANY)
                           ----------------------------

                            STATEMENT OF CASH FLOWS
                            -----------------------

                                 APRIL 30, 2000
                                 --------------


                                                 For the
                                               Year Ended
                                             April 30, 2000
                                             --------------
Cash Flows from Operating Activities
------------------------------------
  Net loss                                         (8,142)
                                                   -------

  Adjustment to Reconcile Net Loss to Net
  Cash Used in Operating Activities:

    Decrease in other Receivables                     711
    Increase in Accounts Payable                      362
    Increase in Accrued Expenses                        -
                                                   -------

    Total Adjustments                               1,073
                                                   -------

  Net Cash Used in Operating Activities            (7,069)

Cash Flows from Financing Activities
------------------------------------

  Issuance of Common Stock                         90,450
                                                   -------

Net Increase in Cash                               83,381
--------------------

Cash, Beginning                                         -
---------------                                    -------

Cash Ending                                        83,381
===========                                        =======


See accompanying notes to financial statements

                              MASS MEGAWATTS, INC.
                              --------------------

                           (A DEVELOPMENT STAGE COMPANY)
                           -----------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                                 APRIL 30, 2000
                                 --------------



Note  1.  Organization
          ------------

          Mass Megawatts, Inc. is a Massachusetts corporation, organized on May 27, 1997. It has been and currently is in its development stage. During the year ended April 30, 2Q00, the Company continued its efforts to raise capital, further develop its prototype wind energy production equipment and locate and adapt suitable operating facilities. It intends to build, patent and operate wind energy generated power plants utilizing proprietary MultiAxis Turbine technology. The Company expects to sell the generated electricity to the power commodity exchange on the open market, initially in California.



Note  2.  Summary  of  Significant  Accounting  Policies
          ----------------------------------------------

          The accompanying financial statements have been prepared on the accrual basis in accordance with generally accepted accounting principles.

          Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could. vary from the estimates that were used.


Note  3.  Income  Taxes
          -------------

          At April 30, 2000, the Company has available federal and state net operating loss carryforwards of approximately $11,500 and $10,000, respectively. If not previously utilized, they will expire at various intervals through 2015 for federal tax purposes and 2005 for state tax purposes.

                               MASS MEGAWATTS, INC.
                               --------------------

                          (A DEVELOPMENT STAGE COMPANY)
                           ----------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                                 APRIL 30, 2000
                                 --------------


Note 4.   Professional  Fees
          ------------------

          Professional  Fees  consist  of:

            Engineering  Costs                2,000
            Web  Site  Development  Costs     2,500
                                              -----

            Total                             4,500
                                              =====


          The engineering fees were incurred for the structural design and certification of wind turbine prototype development facilities, Web site development costs were incurred with the intention of selling generated electricity at a greater price than would be achieved on the electricity commodity exchange.


Note 5.   Common Stock Issued
          -------------------

          In 1997, 180,000 shares of the Company's common stock were issued to its majority stockholder in reimbursement for the stockholder's personal payments of the Company's operating expenses totaling $3,744. These expenses included supplies for research and prototype development and government filing fees.

                              MASS MEGAWATTS, INC.
                              --------------------
                           A DEVELOPMENT STAGE COMPANY
                           ---------------------------
                                  BALANCE SHEET
                                  -------------
                          FOR YEAR ENDED APRIL 30, 1999
                          ----------------------------




                                ASSETS
                                ------

Current
-------


     Cash                                                    255

Total Assets                                                 255
------------                                              -------


                 LIABILITIES AND STOCKHOLDER'S EQUITY
                 -------------------------------------


Liabilities                                           0
-----------

Stockholder's Equity
--------------------


Capital stock, No Par Common,
    200,000 Shares Authorized, 180,000 issued
       Shares Issued and Outstanding              3,744

Accumulated Deficit                              (3,489)

Total Liabilities and Stockholder's Equity                   255
------------------------------------------                -------

                              MASS MEGAWATTS, INC.
                              --------------------
                           A DEVELOPMENT STAGE COMPANY
                           ---------------------------
                               STATEMENT OF INCOME
                               -------------------
                          FOR YEAR ENDED APRIL 30,1999
                          ----------------------------



Revenues                                   0
--------

Expenses
--------

      Prototype development  (1,364)
      Miscellaneous            (541)

       Total                 (1,905)
                             -------

Net Loss                              (1,905)
--------                              -------

                              MASS MEGAWATTS, INC.
                              --------------------
                           A DEVELOPMENT STAGE COMPANY
                           ---------------------------
                             STATEMENT OF CASH FLOWS
                             -----------------------
                          FOR YEAR ENDED APRIL 30,1999
                          ----------------------------



Balance,  April 30, 1998           2,160
------------------------

Net Loss - 1998                   (1,905)
---------------

Balance, April 30,1999               255
---------------------

                              MASS MEGAWATTS, INC.
                              --------------------
                           A DEVELOPMENT STAGE COMPANY
                           ---------------------------
                        STATEMENT OF STOCKHOLDER'S EQUITY
                        ---------------------------------
                          FOR YEAR ENDED APRIL 30,1999
                          ----------------------------



                          Common Stock  Accumulated Deficit    Total
                          ------------  --------------------  -------

Balance,  April 30, 1998         3,744               (1,584)   2,160
------------------------

Net Loss - 1998                                      (1,905)  (1,905)
---------------

Balance, April 30,1999           3,744               (3,489)     255
----------------------

                                    PART III

                      INDEX TO AND DESCRIPTION OF EXHIBITS

1.   INDEX  TO  EXHIBITS


3-1                                    Articles OF INCORPORATION

3-2                                    CORPORATE BYLAWS

3-3                                    CERTIFICATE OF GOOD CORPORATE STANDING

3-4                                    AMENDMENT TO INCREASE AUTHORIZATION OF
                                       SHARES OF COMMON STOCK

3-5                                    SHAREHOLDERS RESOLUTION FOR INCREASING
                                       CAPITAL STOCK

3-6                                    BOARD OF DIRECTOR'S RESOLUTION DECLARING
                                       STOCK DIVIDEND

3-7 OPINION LETTER FROM SECURITIES ATTORNEY REFLECTING THAT THE FREE TRADING SHARES ARE TRADABLE.

3-8 STANDARD AND POORS LISTING IN ORDER TO FACILITATE A MANUAL BLUE SKY EXEMPTION IN MOST STATES.

3-9 ARTICLES OF AMENDMENT TO THE CORPORATE CHARTER RELATED TO CHANGING THE NAME OF THE CORPORATION FROM MASS MEGAWATTS, INC. TO MASS MEGAWATTS POWER INC.


2.   DESCRIPTION  OF  EXHIBITS

     (SEE  ITEM  ONE  ABOVE)

                                   SIGNATURES


     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.



                                           Mass  Megawatts,  Inc.

                                           /s/  Jonathan  Ricker  President
                                           -----------------------------------
Date:  December 18, 2000                   By:  Jonathan Ricker President
                                           and Chief Executive Officer